UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        March         , 2002
                 ---------------------

                               Desc, S.A. de C.V.
                               ------------------
                 (Translation of registrant's name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F [X]        Form 40-F [ ]











NY2:\1134238\01\_B6M01!.DOC\41150.0012

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               Desc, S.A. de C.V.
                                      -----------------------------------
                                                        (Registrant)



Date:     March 13, 2002         By   /s/ Arturo D'Acosta Ruiz
----------------------------          -----------------------------------

                                                        (Signature)*

                                      Name:    Arturo D'Acosta Ruiz
                                      Title:   Chief Financial Officer









* Print the name and title under the signature of the signing officer.


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

                                  EXHIBIT INDEX
                                  -------------





                                                                      Sequential
        Item                                                         Page Number
        ----                                                         -----------
1.      Press Release, dated March 12, 2002, announcing that the
        Registrant's Phenol Business Filed for "Concurso Mercantil"       4
        (Mexican Equivalent of a Chapter 11 Reorganization).















                                       3